UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, March 16, 2015

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Re:      Material Fact

Call to General Extraordinary Shareholders’ Meeting

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) (the “Company”) in compliance with applicable laws and regulations, in order to inform you that the Company’s Board of Directors resolved, at its meeting held today, to convene a General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2015 at 11:00 AM on first call, and at 12:00 AM on second call for the Ordinary Shareholders’ Meeting, at the Company’s corporate office at Avenida del Libertador 6363, Ground Floor, City of Buenos Aires. It also resolved to expressly include as issues on the Agenda of such Meeting: (i) Consideration of mandatory capital reduction pursuant to section 206, Argentine Companies’ Law No. 19.550, as the Company meets the requirements set forth therein as of Financial Statements closing date on December 31, 2014, by means of a reduction in the face value of the Company’s shares; and (ii) Amendment to Section 5 of the By-laws, subject to the approval by Ente Nacional Regulador de la Electricidad (ENRE).

Best regards,

Carlos D. Ariosa

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5400 – Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 17, 2015